Mail Stop 3561

February 26, 2010

Daniel J. Forbush
Chief Financial Officer
General Metals Corporation
615 Sierra Rose Drive, Suite 1
Reno, Nevada 89511

> **Re: General Metals Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 12, 2010**
> **File No. 000-30230**

Dear Mr. Forbush:

We have reviewed your revised filing and have the following comments. Again, we have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proposal No. 1 – Election of Directors, page 6

1. We note that Mr. Carrington now serves as your Interim President and Director. Please clarify, if true, that he also serves as your principal executive officer, whether on an interim basis or otherwise.

Nominees for Director, page 6

2. We note your response to comment one of our letter dated December 10, 2009. It appears that the response contained in your letter and the revised disclosure contained in your revised filing are different. Please clarify.

3. We note your response to comment three of our letter dated December 10, 2009. However, based on your analysis, we remain unconvinced that Mr. Salari can be considered an independent director. Particularly, you state that Mr. Salari never

had an "employee/employer relationship" with you because he "never functioned in the role nor represented to the public that he had any authority to bind" you, which seems inconsistent with the role of an executive officer such as chief operating officer. Please tell us how Mr. Salari functioned as an executive officer if he never functioned in the role nor represented to the public that he had any authority to bind you. Please provide us with further analysis as to why you believe Mr. Salari can be considered an independent director and cite applicable authority. Alternatively, please revise your document to make clear that Mr. Salari is not an independent director.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Lilyanna Peyser, Attorney-Adviser, at (202) 551-3222, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director